Exhibit 10.4

EXECUTION VERSION

J.P. MORGAN SECURITIES INC.

270 Park Avenue

New York, New York 10017

JPMORGAN CHASE BANK, N.A.

270 Park Avenue

New York, New York 10017

December 20, 2006

Commitment Letter

Citadel Broadcasting Corporation

City Center West, Suite 400

7201 West Lake Mead Boulevard

Las Vegas, Nevada 89128

Ladies and Gentlemen:

You have advised J.P. Morgan Securities Inc. (“JPMorgan”) and JPMorgan Chase Bank, N.A. (“JPMorgan Chase Bank”; together with JPMorgan, the “Commitment Parties”) that Citadel Broadcasting Corporation, a Delaware corporation (the “Borrower”), has entered into an Agreement and Plan of Merger dated as of February 6, 2006 and amended November 19, 2006 among The Walt Disney Company, a Delaware corporation (“TWDC”), ABC Radio Holdings, Inc. (formerly known as ABC Chicago FM Radio, Inc.), a Delaware corporation and an indirect wholly-owned subsidiary of TWDC (the “Target”), the Borrower and Alphabet Acquisition Corp. (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of the Borrower (including schedules and exhibits, the “Transaction Agreement”). Prior to or on the Closing Date, pursuant to a Separation Agreement between TWDC and the Target (the “Separation Agreement”), TWDC will (i) contribute to the Target the assets identified to us as “Alphabet” (including the Target, the “Acquired Business”), (ii) separate the Acquired Business from TWDC and (iii) distribute the stock of the Target to the shareholders of TWDC (the “TWDC Shareholders”) (collectively, the “Separation”) and Target will incur secured third party indebtedness (the “Target Indebtedness”) in the principal amount of up to $1,350,000,000. The proceeds of the Target Indebtedness will be paid to TWDC as a portion of the consideration for the contribution of the Acquired Business to the Target.

We understand that on the Closing Date, the Borrower will (i) obtain the Facilities described below and (ii) pay a special distribution in the approximate principal amount of up to $486,000,000 to its shareholders (the “Citadel Shareholders”). Immediately thereafter, pursuant to the Transaction Agreement, Merger Sub will be merged with and into the Target (the “Merger”). Concurrently therewith, the Target Indebtedness and the existing Credit Agreement of Citadel Broadcasting Company, a wholly owned subsidiary of the Borrower and substantially all of the Borrower’s existing convertible notes may be repaid from the proceeds of the Facilities described below. After giving effect to the Transactions, the TWDC Shareholders will own approximately 57% of the capital stock of the Borrower and the Citadel Shareholders will own approximately 43% of the capital stock of the Borrower. The transactions contemplated by this paragraph and the prior paragraph and all related transactions are collectively referred to as the “Transactions.”

The currently contemplated sources and uses of funding for the Transactions are described in the Sources and Uses Table (the “Table”) attached hereto as Schedule 1.

We understand that in order to finance the Transactions and certain related expenses, to refinance the Existing Credit Agreement and for other general corporate purposes, the Borrower will require senior credit facilities of up to $2,650,000,000 (the “Facilities”), which shall include credit facilities of the Borrower comprised of (i) a tranche A term loan facility in the aggregate principal amount of $600,000,000 (the “Tranche A Term Loan Facility”), (ii) a tranche B term loan facility in the aggregate principal amount of $1,850,000,000 (the “Tranche B Term Loan Facility”; together with the Tranche A Term Loan Facility, the “Term Facilities”) and (iii) a revolving credit facility in an aggregate principal amount of $200,000,000 (the “Revolving Credit Facility”; together with the Term Facilities, the “Facilities”).

Attached as Exhibit A to this Commitment Letter are the statements of terms and conditions (the “Term Sheet”) setting forth the principal terms and conditions on and subject to which (a) JPMorgan is willing to act as sole lead arranger and sole bookrunner for the Facilities and (b) JPMorgan Chase Bank is willing to provide the entire amount of the Facilities.

The definitive credit documentation will contain such customary representations and warranties, covenants, conditions precedent, events of default and other terms and provisions not inconsistent with the Term Sheet as may be requested by, and in either case will otherwise be in form and substance reasonably satisfactory to the Commitment Parties and the Borrower. As you know, JPMorgan and JPMorgan Chase Bank have arranged and agented numerous bank financings for Forstmann Little & Co. and its sponsored companies, and in developing the final terms and conditions for the Facilities, we will draw upon our experience in such bank financings.

It is agreed that JP Morgan will act as the sole lead arranger and sole bookrunner for the syndication of the Facilities to a group of financial institutions (together with JPMorgan Chase, the “Lenders”) to be formed by JPMorgan in consultation with the Borrower. We intend to begin syndication promptly. It is further agreed that JPMorgan Chase Bank will act as the sole administrative agent for the Facilities, and will perform all of the duties and functions customarily associated with such role. No other co-arrangers, co-agents and co-managers shall be appointed in connection with the Facilities unless you and we shall so agree. Any titles awarded to any Lender would be in name only, and no such Lender would have any role with respect to the matters referred to in this paragraph.

You agree to assist the Commitment Parties in forming the syndicate and to provide each of them and the other Lenders, promptly upon request, with all information reasonably deemed necessary by the Commitment Parties to complete successfully the syndication of the Facilities including, but not limited to, an information package for delivery to potential syndicate members and participants and certain financial models and projections for the Acquired Business and the Borrower (collectively with the Term Sheet, the “Information Materials”). You further agree to make, to the extent practicable, appropriate officers and representatives of the Acquired Business available to participate in information meetings for potential syndicate members and participants at such times and places as the Commitment Parties may reasonably request. You also acknowledge that you will participate in meetings or telephone conference calls with public-side employees and representatives of the Commitment Parties consisting of publishing debt analysts after any public announcement of information discussed in any meetings or telephone conference calls referred to in the immediately preceding sentence to discuss such information; provided that such analysts shall not publish any information obtained from such meetings or calls (i)

until the syndication of the Facilities has been completed or (ii) in violation of any confidentiality agreement between you and the Commitment Parties.

You will assist us in preparing Information Materials, including a Confidential Information Memorandum, for distribution to prospective Lenders. If requested, you also will assist us in preparing an additional version of the Information Materials (the “Public-Side Version”) to be used by prospective Lenders’ public-side employees and representatives (“Public-Siders”) who do not wish to receive material non-public information (within the meaning of United States federal securities laws) with respect to the Borrower, TWDC, the Target, their respective affiliates and any of their respective securities (“MNPI”) and who may be engaged in investment and other market related activities with respect to the Borrower’s, TWDC’s, the Target’s or their respective affiliates’ securities or loans. Before distribution of any Information Materials, you agree to execute and deliver to us, pursuant to procedures and understandings to be agreed upon (i) a letter in which you authorize distribution of the Information Materials to a prospective Lender’s employees willing to receive MNPI (“Private-Siders”) and (ii) a separate letter in which you authorize distribution of the Public-Side Version to Public-Siders and represent that no MNPI is contained therein.

The Borrower agrees that the following documents may be distributed to both Private-Siders and Public-Siders, unless the Borrower advises JPMorgan in writing (including by email) within a reasonable time prior to their intended distribution that such materials should only be distributed to Private-Siders: (a) administrative materials prepared by JPMorgan for prospective Lenders (such as a lender meeting invitation, bank allocation, if any, and funding and closing memoranda), (b) notification of changes in the Facility’s terms and (c) other materials intended for prospective Lenders after the initial distribution of Information Materials. If you advise us that any of the foregoing should be distributed only to Private-Siders, then Public-Siders will not receive such materials without further discussions with you.

The Borrower hereby authorizes JPMorgan to distribute drafts of definitive documentation with respect to the Facilities to Private-Siders and Public-Siders.

You represent, warrant and covenant that to the best of your knowledge:

(x) except as provided in paragraph (y) below, all information (other than projections, financial models, other estimates and general market information) concerning the Target, Acquired Business, Borrower or the Transactions which has been or is hereafter made available by you or any of your representatives for inclusion in the information package prepared for delivery to potential syndicate members, when taken as a whole, is and will be, when furnished, complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made; and

(y) all financial models, projections, other estimates and general market information that have been or are hereafter made available by you or any of your representatives for inclusion in the information package prepared for delivery to potential syndicate members have been or will be prepared in good faith based upon what you believe to be reasonable assumptions at the time made.

You agree to supplement the information and financial models referred to in clauses (x) and (y) above from time to time until the later of (i) the Closing Date and (ii) completion of the syndication for the Facilities so that the representations and warranties in the preceding sentence remain correct in all material respects until such date. In arranging and syndicating the Facilities, the Commitment Parties will use and rely on such information and financial models without independent verification thereof.

JPMorgan Chase Bank’s commitment hereunder and JPMorgan’s agreement to perform the services herein are subject to (a) there not occurring any event, effect, change or circumstance that would, individually or in the aggregate, reasonably be expected to have an Acquired Business Material Adverse Effect (as described in Schedule 2) or a Borrower Material Adverse effect (as described in Schedule 3), (b) our not becoming aware after the date hereof of any information (excluding any information relating to financial models and underlying assumptions relating to the projections and general economic information) affecting the Borrower, the Acquired Business and their respective subsidiaries that in our reasonable judgment is inconsistent in a material and adverse manner with any other information disclosed to us prior to the date hereof and that could reasonably be expected to materially impair the syndication of the Facilities, (c) our satisfaction that prior to and during syndication of the Facilities there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower, the Acquired Business or any of the Borrower’s subsidiaries other than the Target Indebtedness, and (d) the negotiation, execution and delivery of documentation for the Facilities on or prior to August 6, 2007.

You agree that no Lender will receive any compensation of any kind for its participation in the Facilities, except as expressly provided for in this Commitment Letter, in the Fee Letter referred to below or as may be agreed to by the Commitment Parties.

The reasonable out-of-pocket costs and expenses (including the reasonable fees and expenses of FCC counsel, one counsel to the Commitment Parties and one local counsel in any necessary jurisdiction, expenses attributable to processing primary assignments and our syndication out-of-pocket expenses) of the Commitment Parties arising in connection with the preparation, execution and delivery of this letter and the definitive financing agreements shall be for the account of the Borrower but shall be payable only if the Closing Date occurs.

You further agree to indemnify and hold harmless each Lender (including JPMorgan Chase Bank), JPMorgan, and each director, officer, employee, affiliate and agent thereof (each, an “indemnified person”) against, and to reimburse each indemnified person, upon its demand, for, any actual out-of pocket losses, claims, damages, liabilities or related expenses (“Losses”) to which such indemnified person may become subject insofar as such Losses arise out of or in any way relate to or result from this Commitment Letter or the financing contemplated hereby, including, without limitation, Losses consisting of legal expenses of one counsel for each group of indemnified persons which do not have conflicting interests and other expenses incurred in connection with investigating, defending or participating in any legal proceeding relating to any of the foregoing (whether or not such indemnified person is a party thereto); provided that the foregoing will not apply to any Losses to the extent they result from (i) the gross negligence, bad faith or willful misconduct of such indemnified person or (ii) the breach by such indemnified person of its obligations hereunder. Your obligations under this paragraph shall remain effective whether or not definitive financing documentation is executed and notwithstanding any termination of this Commitment Letter. Neither any Commitment Party nor any other indemnified person nor you shall be responsible or liable to any other person for consequential, punitive or indirect damages which may be alleged as a result of this Commitment Letter or the financing contemplated hereby. Neither you nor any indemnified person shall be liable for any damages arising from the use by unauthorized persons of information or other materials sent through electronic, telecommunications or other information transmission systems that are intercepted by such persons.

The provisions of this Commitment Letter are supplemented as set forth in a separate fee letter, dated the date hereof, from us to you (the “Fee Letter”) and are subject to the terms of such Fee

Letter. By executing this Commitment Letter, you and we acknowledge that this Commitment Letter and the Fee Letter are the only agreements among you and the Commitment Parties with respect to the Facilities and set forth the entire understanding of the parties with respect thereto. Neither this Commitment Letter nor the Fee Letter shall be assignable by you or the Commitment Parties without the prior written consent of the other parties thereto, and neither this Commitment Letter nor the Fee Letter may be changed except pursuant to a writing signed by each of the parties thereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York. The Commitment Parties may share information obtained in connection with this Commitment Letter with their affiliates who are directly involved in the consideration of this matter, and each may perform its agreements or fulfill its commitment hereunder in conjunction with such affiliates. Any such affiliate shall be entitled to the benefits and be subject to the terms of this Commitment Letter.

You acknowledge that the Commitment Parties and their respective affiliates (the terms “Commitment Parties” as used below in this paragraph being understood to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests. The Commitment Parties will not use confidential information obtained from you by virtue of the financing contemplated hereby or its other relationships with you in connection with the performance by the Commitment Parties of services for other companies, and the Commitment Parties will not furnish any such information to other companies. The Commitment Parties will use such confidential information only in connection with the financing contemplated hereby. You also acknowledge that the Commitment Parties have no obligation to use in connection with the financing contemplated hereby, or to furnish to you, confidential information obtained from other companies.

As the lead arranger, JPMorgan will manage, in consultation with you, all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the allocation and distribution of fees among the Lenders. In acting as the lead arranger, JPMorgan will have no responsibility other than to arrange the syndication as set forth herein and shall in no event be subject to any fiduciary or other implied duties. Additionally, the Borrower acknowledges and agrees that, as lead arranger, JPMorgan is not advising the Borrower as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Borrower shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and JPMorgan shall have no responsibility or liability to the Borrower with respect thereto. Any review by JPMorgan of the Borrower, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of JPMorgan and JPMorgan Chase Bank and shall not be on behalf of the Borrower.

Each of the Commitment Parties agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its affiliates and to its and its affiliates’ respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of such Information and will agree with such Commitment Party to keep such Information confidential), (b) to the extent required by any regulatory authority with jurisdiction over it, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or any action or proceeding relating to this Commitment Letter or the enforcement of rights hereunder or thereunder, (f) subject to an agreement (including by “click through” acceptances or an Intralinks website) containing provisions substantially the same as those of this paragraph, to (i) any Lender or any prospective Lender or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations, (g) with the consent of the Borrower or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this paragraph or (y) becomes available to the Commitment Parties, any Lender or any of their respective Affiliates on a nonconfidential basis from a source other than the Borrower. For purposes of this paragraph, “Information” means all information received from you, the Borrower, TWDC or any of your or TWDC’s affiliates relating to the Acquired Business, the Borrower or any of the subsidiaries thereof or any of their respective businesses, other than any such information that is available to the Commitment Parties or any Lender on a nonconfidential basis prior to disclosure by the Borrower or its affiliates. Any person required to maintain the confidentiality of Information as provided in this paragraph shall be considered to have complied with its obligation to do so if such person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

This Commitment Letter is delivered to you on the understanding that prior to its acceptance by you, neither this letter, the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except to your affiliates and your and your affiliates’ employees, agents, shareholders, directors and advisers (and, on a confidential basis, those of TWDC) who are directly involved in the consideration of this matter (except that the Fee Letter may not be disclosed to TWDC) or as disclosure may be compelled pursuant to a judicial or administrative proceeding or as otherwise required by law; provided that the Fee Letter and its contents may not be so disclosed unless disclosure is compelled pursuant to a judicial or administrative proceeding or as otherwise required by law. Notwithstanding anything to the contrary, this Commitment Letter and the Term Sheet may be filed with the United States Securities and Exchange Commission as part of the Borrower’s Form S-4 Registration Statement (it being understood that the Fee Letter may not be filed with the Securities and Exchange Commission).

Your obligations under this Commitment Letter (other than (i) provisions relating to titles awarded in connection with the Facilities and assistance to be provided by you in connection with the syndication thereof and (ii) the confidentiality provisions set forth above) shall automatically terminate and be superseded by the provisions of the definitive documentation relating to the Facilities upon the initial funding thereunder, and you shall automatically be released from all liability in connection therewith at such time.

This Commitment Letter supersedes and replaces the Commitment Letter dated February 6, 2006 between you and us.

If you are in agreement with the foregoing, please sign and return to JPMorgan Chase Bank one of the enclosed copies of each of this Commitment Letter and the Fee Letter no later than 6:00 p.m., New York time, on December 22, 2006. This offer shall terminate at such time unless prior thereto we shall have received signed copies of such letters.

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We look forward to working with you on this transaction.

Very truly yours,

J.P. MORGAN SECURITIES INC.

By:	/s/ Patricia H. Deans
Name:	Patricia H. Deans
Title:	Managing Director

JPMORGAN CHASE BANK, N.A.

By:	/s/ Thomas H. Kozlank
Name:	Thomas H. Kozlank
Title:	Vice President

Accepted and agreed to as of the date first above written:

CITADEL BROADCASTING CORPORATION

By:	/s/ Robert G. Freedline
Name:	Robert G. Freedline
Title:	Chief Financial Officer

Schedule 1

SOURCES AND USES TABLE

($ Millions)

Sources:
Tranche A Term Loans	$600.0
Tranche B Term Loans	$1,850.0
Revolving Loans[1]	0.0
Borrower Cash on Hand	$2.0

Total Sources	$2,452.0

Uses:
Refinancing Existing Credit Agreement	$415.0
Potential Refinancing of the Borrower’s Convertible Notes	$330.0
Refinancing of Target Indebtedness[2]	$1,350.0
Dividends to Citadel shareholders[3]	$282.0
Fees and Expenses	$50.0
Working Capital Adjustment	$25.0

Total Uses	$2,452.0

1	$200,000,000 availability. If debt under the Existing Credit Agreement exceeds $415.0 million, the Borrower may use up to $80 million of Revolving Loans to repay such excess on the Closing Date.
2	Subject to change.
3	Subject to change.

Schedule 2

(a) Except (i) as specifically contemplated or permitted by the Transaction Agreement or the Ancillary Agreements referred to therein, as applicable; (ii) as set forth in the audited financial statements of the Acquired Business referred to in Section 4.7(a) of the Transaction Agreement and (iii) for changes resulting from the announcement of the Transaction Agreement or the Transactions, since October 1, 2005, the Acquired Business has been conducted in all material respects only in the ordinary course, and there has not been any event (including any damage, destruction or loss whether or not covered by insurance), that would, individually or in the aggregate, reasonably be expected to have an Acquired Business Material Adverse Effect.

(b) “Acquired Business Material Adverse Effect” shall mean any effect, change or circumstance that is materially adverse to the Acquired Business, the Target and its subsidiaries, TWDC or any of TWDC’s subsidiaries with respect to the Acquired Business, or the financial condition, operations or results of operations of the Acquired Business, taken as a whole, or the ability of TWDC or the Target to consummate the Transactions and to perform their obligations under the Transaction Agreement and the Ancillary Agreements referred to therein; provided, however, that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has occurred, an Acquired Business Material Adverse Effect: (a) any adverse effect, change or circumstance arising from or relating to (i) general business or economic conditions, including any such conditions as they relate to the Acquired Business, (ii) national or international political or social conditions, including the engagement by the U.S. in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the U.S., or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the U.S., (iii) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in GAAP, (v) changes in any laws, (vi) the negotiation, execution, delivery, public announcement or the pendency of the Transaction Agreement, the Ancillary Agreements referred to therein or the transactions (as defined in the Transaction Agreement), (vii) the loss of the services of any Business Employee (as defined in the Transaction Agreement) by reason of resignation, retirement, death or permanent disability (except to the extent that any Key Business Employee (as defined in the Transaction Agreement) is hired by TWDC (other than by Target or its Subsidiaries) after the date hereof but prior to the effective date of the Merger), (viii) the taking of any action required by the Transaction Agreement or the Ancillary Agreements referred to therein in connection with the Transactions, (ix) the results of operations of the Acquired Business prior to October 1, 2006 as set forth in the aggregate in all material respects on Schedule 1.1 of the TWDC/Target disclosure schedules to the Transaction Agreement, (x) any failure in and of itself to meet any Target fiscal year 2007 budgeted or forecasted results of operations or (xi) the implementation of any written Recommendation (as defined in Amendment No. 1 to the Transaction Agreement dated November 19, 2006) by TWDC or the Target or their respective subsidiaries with respect to the Acquired Business, and (b) any adverse effect, change or circumstance on the Acquired Business that is cured by TWDC or the Target before the earlier of (i) the Closing Date of the Merger and (ii) the date on which the Transaction Agreement is terminated pursuant to Section 8.1 thereof.

Schedule 3

(a) Except (i) as specifically contemplated or permitted by the Transaction Agreement or the Ancillary Agreements referred to therein, as applicable; (ii) as set forth in the financial statements of the Borrower as of and for the year ended December 31, 2004 and as of and for the nine-month period ended September 30, 2005, in each case included in the Borrower’s documents filed with the Securities and Exchange Commission referred to in Section 5.4(a) of the Transaction Agreement and (iii) for changes resulting from the announcement of the Transaction Agreement or the Transactions, the business of Borrower has, since September 30, 2005, been conducted in all material respects only in the ordinary course, and there has not been any event (including any damage, destruction or loss, whether or not covered by insurance), that would, individually or in the aggregate, reasonably be expected to have a Borrower Material Adverse Effect.

(b) “Borrower Material Adverse Effect” shall mean any effect, change or circumstance that is materially adverse to Borrower, its subsidiaries or the financial condition, operations or results of operations of Borrower, taken as a whole, or the ability of Borrower to consummate the Merger and to perform its obligations under the Transaction Agreement and the Ancillary Agreements referred to therein; provided, however, that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has occurred, a Borrower Material Adverse Effect: (a) any adverse effect, change or circumstance arising from or relating to (i) general business or economic conditions, including any such conditions as they relate to Borrower, (ii) national or international political or social conditions, including the engagement by the U.S. in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the U.S., or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the U.S., (iii) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in GAAP, (v) changes in any laws, (vi) the negotiation, execution, delivery, public announcement or the pendency of the Transaction Agreement, the Ancillary Agreements or the Transactions or (vii) the taking of any action required by the Transaction Agreement or the Ancillary Agreements in connection with the Merger; and (b) any adverse effect, change, circumstance or effect on Borrower that is cured by Borrower before the earlier of (i) the Closing Date and (ii) the date on which the Transaction Agreement is terminated pursuant to Section 8.1 thereof.

EXHIBIT A

CREDIT FACILITIES

STATEMENT OF TERMS AND CONDITIONS

DECEMBER 2006

Borrower:	Citadel Broadcasting Corporation, a Delaware corporation (the “Borrower”). A newly created subsidiary of the Borrower will merge with and into Target, which will be the surviving corporation of the Merger described in the Transaction Summary (such surviving company, the “Alphabet Subsidiary”). Following the Merger, Citadel Broadcasting Company and the Alphabet Subsidiary will be direct subsidiaries of the Borrower.

Administrative Agent:	JPMorgan Chase Bank, N.A. (“JPMorgan Chase Bank”) will act as a sole administrative and collateral agent (the “Administrative Agent”) for a syndicate of financial institutions reasonably acceptable to the Borrower.

Sole Lead Arranger and Sole Bookrunner:	J.P. Morgan Securities Inc. (the “Arranger”).

Lenders:	The financial institutions (including JPMorgan Chase Bank) included in the syndicate formed by the Arranger in consultation with the Borrower (the “Lenders”).

Credit Facilities:	An aggregate principal amount of $2,650,000,000 will be available to the Borrower under the following senior secured credit facilities:

Tranche A Term Loan Facility: A six-year term loan facility (the “Tranche A Term Loan Facility”) in an aggregate principal amount equal to $600,000,000. The loans under the Tranche A Term Loan Facility will be repayable in consecutive quarterly installments commencing on the last day of the first fiscal quarter ending following the third anniversary of the Closing Date (as defined below). The aggregate principal amount of outstanding Tranche A Term Loans repayable in each annual period of repayment (to be divided into equal quarterly installments) is set forth below opposite the date on which such annual period ends:

Year After Closing Date	Amount
4	10%
5	15%
6	75%

Tranche B Term Loan Facility: A seven-year term loan facility (the “Tranche B Term Loan Facility”; together with the Tranche A Term Loan Facility, the “Term Loan Facilities”) in an aggregate principal amount equal to $1,850,000,000. The loans under the Tranche B Term Loan Facility will be repayable in consecutive quarterly installments commencing on the last day of the first fiscal quarter ending following the third anniversary of the Closing Date. Each installment shall be in a principal amount equal to 0.25% of the original principal amount of the Term Loans with the balance due on the seventh anniversary of the Closing Date.

Revolving Credit Facility: A six-year revolving credit facility (the “Revolving Credit Facility”; together with the Term Loan Facilities, the “Facilities”) in an aggregate principal equal to $200,000,000.

A portion of the Revolving Credit Facility, in an amount to be agreed, may be used (to the extent available) for standby and commercial letters of credit (each such letter of credit a “Letter of Credit”). Letters of Credit will be issued by JPMorgan Chase Bank or any other Lender (or their respective affiliates) designated by the Borrower (in such capacity, the “Issuing Bank”) for the account of the Borrower, and each other Lender will take an irrevocable and unconditional pro rata participation in each Letter of Credit.

Up to an amount to be agreed of the Revolving Credit Facility will be made available to the Borrower pursuant to a swingline facility (loans thereunder, “Swingline Loans”).

Incremental Facilities:	The Borrower will be permitted from time to time to add additional credit facilities (“Incremental Facilities”) in an aggregate amount of up to $750,000,000 on terms and conditions to be agreed. The Incremental Facilities will be secured and guaranteed with the other Facilities on a pari passu basis. The Incremental Facilities will be provided by existing Lenders which agree to do so, or other lenders, in each case reasonably satisfactory to the Administrative Agent, which agree to do so. Each Incremental Facility will have an average life which is longer than the then remaining average life of the original comparable Facility taken as a whole and a final maturity no earlier than the comparable Facility. Proceeds of the Incremental Facilities will be used to finance permitted acquisitions, distributions, debt repayments (including repayment of the Borrower’s outstanding convertible notes) and capital expenditures and to pay fees and expenses in connection therewith and for general corporate purposes. Incremental Facilities will be entitled to prepayments and voting rights on the same basis as comparable Facilities. Each Incremental Facility will be in a minimum amount of to be agreed upon and may be made available only if, after giving effect thereto, no default or event of default exists under the credit documentation and the Borrower would be in pro forma compliance with the financial covenants.

Availability:

Term Loan Facilities: Loans under the Term Loan Facilities (the “Term Loans”) will be made to the Borrower in one drawing on the Closing Date.

Revolving Credit Facility: Loans under the Revolving Credit Facility (“Revolving Credit Loans”; together with the Term Loans, the “Loans”) may be made, and Letters of Credit may be issued, at any time during the period between the Closing Date and the date that is six years thereafter (the “Termination Date”). No more than an amount to be agreed upon of Revolving Credit Loans shall be drawn on the Closing Date. No Letter of Credit shall have an expiration date after the day which is two business days prior to the Termination Date. No Letter of Credit shall have an expiration date more than 365 days after its date of issuance, except that automatic renewals shall be permitted. Revolving Credit Loans may be borrowed and/or repaid (i) in the case of Revolving Credit Loans based on the ABR (as defined below), on one business day’s notice and in a minimum amount of $2,500,000 or a multiple of $1,000,000 in excess thereof, except any borrowing used solely to pay a Swing Line Loan may be in the amount of such Swing Line Loan and (ii) in the case of Revolving Credit Loans based on the Eurodollar Rate (as defined below), on two business days’ notice and in a minimum amount of

$2,500,000 or a multiple of $1,000,000 in excess thereof.
Use of Proceeds:

The proceeds of the Term Loans will be used to finance the Transactions and related fees and expenses.

The Revolving Credit Facility will be used for working capital and other general corporate purposes, including permitted acquisitions, distributions, debt repayments and capital expenditures.

Closing Date:	The date on which Term Loans are made and the Merger is consummated (the “Closing Date”).

Guarantees:	The Facilities and interest rate hedges relating to the Facilities with Lenders or affiliates thereof will be unconditionally guaranteed by all material domestic subsidiaries of the Borrower (provided the License Subsidiary, as defined below, will be a guarantor only if required by the Arranger) (the Borrower and such guarantors, the “Loan Parties”).

Collateral:	The Facilities, all guarantees thereof and interest rate hedges relating to the Facilities owed to Lenders or affiliates thereof will be secured by a perfected first priority security interest in substantially all the tangible and intangible assets of each Loan Party (including, without limitation, intellectual property and all of the capital stock of the Borrower and each of its direct and indirect material subsidiaries (limited, in the case of foreign subsidiaries, to 65% of the capital stock of material first tier foreign subsidiaries)), except for those assets as to which the Administrative Agent shall determine in its sole discretion that the cost of obtaining a security interest therein are excessive in relation to the value of the security to be afforded thereby. The Borrower will cause (A) all FCC licenses of the Acquired Business to be held by one or more single purpose subsidiaries and (B) to the extent feasible and to the extent that the costs of doing so are not excessive in relation to the benefits to the Lenders to be afforded thereby, all of Citadel’s FCC licenses to be held by one or more single purpose subsidiaries (such subsidiaries, collectively, the “License Subsidiary”).

Interest Rates:	The Borrower may elect that all or a portion of the Loans bear interest at a rate per annum equal to:

(a) The higher of (i) the rate from time to time publicly announced by JPMorgan Chase Bank in New York City as its prime rate (the “Prime Rate”) and (ii) the federal funds rate from time to time, plus 1/2 of 1% (such higher rate, the “ABR”; this rate is not intended to be the lowest rate charged by JPMorgan Chase Bank to its borrowers), in each case plus the Applicable Margin set forth below; or (b) The rate (grossed-up for reserve requirements as described herein) at which eurodollar deposits for one, two, three or six months or, if available to all relevant Lenders, nine or twelve (as selected by the Borrower) are offered in the interbank eurodollar market in the approximate amount of the relevant Loan (the “Eurodollar Rate”) plus the Applicable Margin set forth below (this rate not available for Swingline Loans).

The applicable margin (“Applicable Margin”) for (a) the Tranche A Term Loans and the Revolving Credit Loans shall be based on the pricing grid set forth below (but at closing shall not be less than (i) 0.50% in the case of Loans bearing interest based upon the ABR and (ii) 1.50% in the case of Loans bearing interest based upon the Eurodollar Rate) and (b) for Tranche B Term Loans shall be (i) 0.75% in the case of Loans bearing interest based upon the ABR and (ii) 1.75% in the case of Loans bearing interest based upon the Eurodollar Rate.

Pricing Grid Tranche A Term Loan and Revolving Credit Loan

Consolidated Leverage Ratio		ABR Margin
Eurodollar Margin
>6.0×	0.50%	1.50%
>5.5×	0.25	1.25
>5.0×	0	1.00
≤5.0×	0	0.75

Interest will be calculated on the basis of the actual number of days elapsed over a 365/366-day year for ABR borrowings based on the Prime Rate, and over a 360-day year for all other borrowings.

Overdue Rate:	Overdue principal, interest, fees and other amounts owing will bear interest at 2% over the rate otherwise applicable thereto.

Commitment Fees:	Calculated for the period from the Closing Date to the Termination Date on the basis of a 365/366 day year at a rate of 0.375% per annum (with a step-down to be agreed based on the achievement of a leverage ratio to be agreed) on the average daily unused portion of the Revolving Credit Facility, payable in arrears at the end of each quarter and upon any termination thereof after the Closing Date. Swingline Loans shall be deemed not to be outstanding for purposes of calculating the Commitment Fee.
Letter of Credit Fees:	Letter of credit fees will be payable quarterly in arrears on the average outstanding amount available to be drawn on all standby Letters of Credit, and on the aggregate face amount of each commercial Letter of Credit upon issuance of each such Letter of Credit, at a rate per annum equal to the Applicable Margin for Revolving Credit Loans which are Eurodollar Loans in effect at such time, plus an issuing fee equal to no more than 1/8 of 1% per annum payable to the Issuing Bank for its own account.

Interest Payment Dates:	In the case of Loans bearing interest based upon the ABR, quarterly in arrears. In the case of Loans bearing interest based upon the Eurodollar Rate, on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Optional Prepayments and Commitment Reductions:	All or a portion of the outstanding Loans may be prepaid at any time without premium or penalty and the unutilized portion of the Revolving Credit Facility may be terminated in whole or in part (in minimum amounts to be agreed upon) at the Borrower’s option, subject to reimbursement of redeployment costs in the case of Eurodollar Loans if prepayment occurs other than at the end of an applicable interest period. Such prepayments of Term Loans may not be reborrowed. Optional prepayments of the Term Loans shall be applied to the Tranche A Term Loans and the Tranche B Term Loans as directed by the Borrower.

Mandatory Prepayments and Commitment Reductions:

The Loans shall be prepaid (and Letters of Credit shall be cash collateralized or replaced) with (i) the net proceeds (subject to exceptions to be agreed upon between the Borrower and JPMorgan Chase Bank) of certain permitted asset sales (in excess of an amount to be agreed upon in the aggregate and subject to reinvestment rights to be agreed (it being understood that the net proceeds may be reinvested in assets useful in the business of the Borrower so long as (x) such assets are identified by the Borrower within 12 months of the receipt of such net proceeds and (y) the Borrower reinvests such proceeds within 12 months from the date such assets are identified) and (ii) the net proceeds of issuances of debt obligations of Borrower or any of its subsidiaries (other than permitted debt) following the Closing Date. Mandatory prepayments shall not be required from asset sale proceeds if the Consolidated Leverage Ratio is less than 5.0 to 1.0.

All such amounts shall be applied, except to the extent the Required Lenders agree otherwise, first to prepay Term Loans and second to prepay Revolving Credit Loans (and cash collateralize or replace outstanding Letters of Credit) and simultaneously reduce the Revolving Credit Facility. Any mandatory prepayment of Term Loans shall be applied pro rata to the Tranche A Term Loans and the Tranche B Term Loans, first to installments scheduled to be paid during the next twelve months after the later of the date of such prepayment and the commencement of required scheduled payments and second, to the remaining installments on a pro rata basis. If any such mandatory prepayment shall be required to be made with respect to outstanding Eurodollar Loans on a day other than the last day of the interest period with respect to such Eurodollar Loans, the Borrower will be permitted to cash collateralize such Eurodollar Loans in lieu of incurring breakage costs thereon.

Mandatory prepayments of the Term Loans may not be reborrowed.

Initial Conditions Precedent:	The availability of the Facilities will be conditioned upon satisfaction of the conditions set forth in Exhibit B and in the Commitment Letter.

On-Going Conditions Precedent:	The making of each extension of credit will be conditioned upon (a) all representations and warranties in all credit and security documents (including, without limitation, the material adverse change, litigation and compliance with law and regulatory requirements representations) being true and correct in all material respects (it being understood that on the Closing Date the representations and warranties relating to (i) business material adverse change, no material litigation (other than any litigation disclosed in the most recent 10-K and subsequent 10Qs of Holdings filed prior to the date hereof) and receipt of consents, in each case to the extent relating to the Transactions, shall be consistent with those set forth in the Transaction Agreement and (ii) the Target and the Acquired Business, in each case relating to the Transactions, shall be no more restrictive than the representations made by the Target in the Transaction Agreement) and (b) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit.

Financial Covenant:	To include the following covenant:

Consolidated Total Indebtedness to Consolidated EBITDA. The ratio of Consolidated Total Indebtedness to Consolidated EBITDA (“Consolidated Leverage Ratio”) for each period of four consecutive fiscal quarters shall not exceed a level to be determined, with step-downs to be agreed.

The initial levels of the financial covenant will be based on final sources and uses and will be mutually agreed by the

Borrower and Administrative Agent. The applicable definitions, including “Consolidated EBITDA” and “Consolidated Total Indebtedness” will be agreed on by the Borrower and the Administrative Agent. The definition of “Consolidated Total Indebtedness” shall include the Borrower’s convertible notes.

Negative Covenants:

Customary for financings of this type and consistent with other bank financings sponsored by affiliates of Forstmann Little & Co. (the “Sponsored Financings”), subject to baskets and exceptions to be agreed. To include, without limitation, limitations on indebtedness; liens; dividends and other restricted payments; guarantee obligations; mergers, consolidations, asset sales and dispositions; acquisitions, loans, advances and investments; optional payments and modifications of subordinated debt instruments; transactions with affiliates; sale and leaseback transactions; derivative contracts; change in fiscal year; changes in business conducted; and Borrower as a passive holding company. The limitations on acquisitions will, among other things, prohibit acquisitions other than of entities in similar, complementary or incidental lines of business. Certain asset-exchange transactions with third parties will be permitted, subject to limitations to be agreed.

So long as the Consolidated Leverage Ratio is less than 6.0 to 1.0, the negative covenants will permit the Borrower to pay dividends and, to the extent permitted pursuant to the Tax Sharing Agreement (as defined in the Transaction Agreement), to repurchase shares. If the Consolidated Leverage Ratio is equal to or greater than 6.0 to 1.0, the negative covenants shall limit the ability of the Borrower to pay dividends and repurchase shares to the amount of any available excess cash flow of the Borrower (to be defined in a manner mutually agreeable to the Borrower and the Administrative Agent).

Affirmative Covenants:	Customary for financings of this type and consistent with the Sponsored Financings, subject to materiality thresholds and exceptions to be agreed. To include, without limitation, delivery of financial statements (which covenant will be satisfied if such financial statements are made publicly available), reports, annual operating budgets, final accountants’ letters and requests, officers’ certificates and other information reasonably requested by the Lenders; payment of taxes and other obligations; continuation of business and maintenance of existence, rights and privileges; compliance with contractual obligations and laws (including environmental laws); maintenance of property and insurance; maintenance of books and records; notices of material defaults, material litigation and material events; and agreement to grant security interests in stock of after-acquired material domestic subsidiaries to the extent contemplated under “Collateral” above.

Representations and Warranties:	Customary for financings of this type and others deemed appropriate by the Administrative Agent and agreed to by the Borrower.

Events of Default:	Customary for financings of this type and consistent with the Sponsored Financings, subject to materiality thresholds and grace periods to be agreed. To include, without limitation, nonpayment of principal, interest, fees or other amounts, violation of covenants, inaccuracy of representation and warranties in any material respect, cross-default, bankruptcy, material judgments, ERISA, invalidity of any material provision of loan documents or security interest, invalidity of lien subordination, a change of control (to be defined), or loss, termination or amendment of any FCC license that would reasonably be expected to have a material adverse effect.

Cost and Yield Protection:	Usual for facilities of this type and consistent with the Sponsored Financings, including but not limited to compensation in respect of redeployment costs, reserve requirements, taxes similar provisions resulting from changes subsequent to the Closing Date in U.S. or foreign capital adequacy requirements, guidelines or policies or their interpretation or application, and any other customary yield and increased cost protection deemed reasonably necessary by the Lenders, providing customary protection for U.S. and non-U.S. Lenders. In addition, the credit documentation will contain a customary tax gross up.

Transfer Provisions:	The Lenders may at any time grant participations in or sell, assign or otherwise transfer (in a minimum amount so that the assignor and assignee Lenders shall each retain an amount equal to $5,000,000 ($1,000,000 in the case of Tranche B Term Loans and commitments thereof, or such lesser amounts as the Borrower and the Administrative Agent may agree to) in commitments or, in the case of the assigning Lender, if less than such amount, zero) all or any part of, their Loans, Letters of Credit, commitments and other rights and duties to one or more other financial institutions without the consent of the Borrower, provided that any such sale, assignment or other transfer (i) shall be subject to the consent of the Administrative Agent and, in the case of a sale, assignment or other transfer of Revolving Credit Loans, the Issuing Bank and the Swingline Lender and (ii) other than to a Lender shall be subject to the consent of the Borrower (not to be unreasonably withheld and such consent not to be required during a bankruptcy event of default). Non pro rata assignments will be permitted. Each assignment will be subject to the payment of a $3,500 service fee to the Administrative Agent by the parties to such assignment. Pledges of Loans in accordance with applicable law shall be permitted without restriction, provided that any transfer upon enforcement of any such pledge will be subject to the consent of the Borrower, not to be unreasonably withheld. Promissory notes shall be issued under the Facilities only upon request.

Expenses and Indemnification:	The Borrower will pay (a) if the Closing Date occurs, all reasonable out-of-pocket expenses of the Administrative Agent in connection with the preparation, execution and delivery of the definitive credit agreement and the other financing and security documentation contemplated hereby (including the reasonable fees, charges and disbursements of counsel, which shall be one counsel, FCC counsel and one local counsel in any relevant jurisdiction and expenses attributable to processing primary assignments) and (b) all reasonable out of pocket expenses of the Administrative Agent and Lenders relating to enforcement of the definitive credit agreement and the other financing and security documentation contemplated hereby (including the reasonable fees, charges and disbursements of counsel, which (except for enforcement for indemnified parties with conflicting interests) shall be one counsel, FCC counsel and one local counsel in any relevant jurisdiction).

The Borrower will indemnify the Administrative Agent and the Lenders (and their respective directors, officers, employees and agents) and hold each of them harmless from and against all actual out of pocket losses, costs, expenses (including reasonable fees, charges and disbursements of counsel) and liabilities, including those resulting from any litigation or other proceedings (regardless of whether the Administrative Agent or any Lender is a party thereto or whether any such litigation or other proceeding is brought by the Borrower or any other person), related to or arising out of the transactions contemplated hereby; provided that neither the Administrative Agent nor any Lender (nor any of its respective directors, officers, employees and agents) will be indemnified for (i) the gross negligence, bad faith or willful misconduct of the Administrative Agent or such Lender, as the case may be, or of any of its respective directors, officers, employees and agents or (ii) a breach by such indemnified person of its obligations hereunder.

Required Lenders:	More than 50%.

Governing Law:	New York.

Counsel to the Administrative Agent:	Simpson Thacher & Bartlett LLP.

EXHIBIT B

The availability of the Facilities, in addition to the conditions set forth in Exhibit A, shall be subject to the satisfaction or waiver of the following conditions. Capitalized terms used but not defined herein shall have the meanings given in said Exhibit.

(a)	Execution and delivery of definitive financing agreements and related documentation for the Facilities, reflecting the terms and conditions set forth herein and in the Commitment Letter and Term Sheet and such other terms and conditions as are satisfactory to JPMorgan Chase Bank and the Borrower.

(b)	The Separation and the Merger shall have been, or shall be concurrently, consummated pursuant to the Separation Agreement and the Transaction Agreement (without divestiture of material assets), respectively, in each case substantially in the forms thereof dated February 6, 2006 (as amended on November 17, 2006), all required stockholder approval to effect the Separation and the Merger shall have been obtained and no material provision of either the Separation Agreement or the Transaction Agreement shall have been amended, supplemented or waived in a manner materially adverse to the Lenders without the prior written consent of JPMorgan Chase Bank.

(c)	The documents and materials filed publicly by TWDC and the Borrower in connection with the Transaction shall have been furnished to JPMorgan Chase Bank.

(d)	Receipt by the Lenders of a pro forma balance sheet of the Borrower as of the date of the Borrower’s most recently available financial statements prior to the Closing Date included in the S-4 filed by Holdings in connection with the Transactions adjusted to give effect to the Transactions and the financings and capitalization contemplated hereby, in each case as if such transactions had been consummated on such date. Receipt by the Lenders of audited financial statements of the Acquired Business referred to in Section 4.7(a) of the Transaction Agreement and, to the extent available to the Borrower, of financial statements for the Borrower and the Acquired Business for each subsequent fiscal quarter ending more than 45 days prior to the Closing Date.

(e)	Receipt by JPMorgan Chase Bank of financial projections of the Borrower and its subsidiaries for the term of the Facilities prepared on an annual basis.

(f)	The corporate and capital structure of Holdings and the Borrower (after giving effect to the Transactions) shall be consistent with the terms hereof.

(g)	Receipt of (i) all necessary or required governmental and third party consents and approvals in connection with the Transactions, the financings contemplated hereby and the continuing operations of the Borrower and the Acquired Business following the Transaction, the lack of which would reasonably be expected to have an Acquired Business Material Adverse Effect or a Borrower Material Adverse Effect and (ii) a final order of the Federal Communications Commission with respect to the Transactions.

(h)	Receipt by the Lenders of legal opinions (including of local and FCC counsel), in a manner, and to a substantive effect, reasonably satisfactory to JPMorgan Chase Bank.

(i)	All necessary or advisable filings shall have been duly made or made available to create a perfected first priority lien on and security interest in all collateral, and all collateral shall be free and clear of all liens, except permitted liens to be negotiated.

(j)	Payment of required fees and expenses to JPMorgan Chase Bank and the Lenders.

(k)	The Borrower and its subsidiaries after giving effect to the Transactions as contemplated hereby will have no material indebtedness, except the convertible notes. The Borrower shall have cancelled its existing Credit Agreement and repaid all amounts owed thereunder.

(l)	The pro forma ratio of Consolidated Total Debt on the Closing Date to Consolidated EBITDA (calculated on a pro forma basis to be agreed and with definitions to be agreed) for the most recent twelve fiscal months ending prior to the Closing Date shall not exceed 7.75 to 1.0. For purposes of this condition only, the definition of Consolidated Total Debt shall exclude up to $330 million of the Borrower’s convertible notes.

(m)	Each of the Facilities shall have received a credit rating from each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Group.

(n)	Resolutions, solvency and insurance certificates and similar customary closing deliverables.

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